International Baler Corporation Jacksonville, Florida

February 18, 2011

Mr. Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC  20549

RE:         International Baler Corp.
Item 4.01 Form 8-K filed February 10, 2011
File No. 0-14443

Ladies and Gentlemen:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 15, 2011, and received on February 15, 2011, regarding International Baler Corp. Form 8-K, Item 4.01 Changes in Registration of Certifying Accountant. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

1.
Please amend your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of dismissal. Specifically, you should disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the reportable event with the former accountant and whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the reportable event and, if not, describe the nature of any limitation thereon and the reason therefor.

International Baler Corporation 5400 Rio Grande Avenue P.O. Box 6922 (zip 32236) Jacksonville, Florida 32254	Tel: 904-358-3812 800-231-9286 Fax: 904-358-7013 Email: sales@intl-baler.com Web: www.intl-baler.com

We acknowledge the Staff’s comment and have amended our Form 8-K/A to include the following related to the reportable event:

There were no reportable events as the term is described in Item 304(a)(1)(v) of Regulation S-K, except that, KPMG advised the Company of the following material weakness:  For the period ending October 31, 2010, a control deficiency regarding the review and verification of period-end inventory balances constituted a material weakness in the Company’s internal control over financial reporting. The material weakness resulted in an adjustment to the year-end physical inventory values. The audit committee of the Board of Directors discussed this reportable event with KPMG and the Company has authorized KPMG to respond fully to the inquiries of Griggs concerning the subject matter of this reportable event.

Management has reviewed and is continuing to review the procedures and controls in place to ensure the Company’s inventory balances are properly stated to take all reasonable actions to correct this material weakness. As part of this process, management expects to add additional review and controls. The deficiency will not be considered remediated until the new internal controls are operational for a period of time and tested, and management concludes that the controls are operating effectively.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We have filed an updated Exhibit 16 letter from the former accountants stating that the former accountants agree with the statements made in our amended Form 8-K/A.

In addition, the Company hereby acknowledges:

International Baler Corporation 5400 Rio Grande Avenue P.O. Box 6922 (zip 32236) Jacksonville, Florida 32254	Tel: 904-358-3812 800-231-9286 Fax: 904-358-7013 Email: sales@intl-baler.com Web: www.intl-baler.com

•	that it is responsible for the adequacy of the disclosure in the filing;
•	that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please contact the undersigned at (904) 358-3812.

Sincerely,

International Baler Corp.

/s/ D. Roger Griffin
Roger Griffin
President and CEO

DRG/jh

International Baler Corporation 5400 Rio Grande Avenue P.O. Box 6922 (zip 32236) Jacksonville, Florida 32254	Tel: 904-358-3812 800-231-9286 Fax: 904-358-7013 Email: sales@intl-baler.com Web: www.intl-baler.com